

March 20, 2014

Via E-mail
Pierre Quilliam
Chief Executive Officer
Silver Falcon Mining, Inc.
2520 Manatee Avenue West, Suite 200
Bradenton, Florida 34205

> **Re: Silver Falcon Mining, Inc.**
> **Amended Form 10-K for the fiscal year ended December 31, 2012**
> **Filed November 12, 2013**
> **File No. 000-53765**

Dear Mr. Quilliam:

We issued a comment to you on the above captioned filing on January 31, 2013, regarding your representation that you will amend your disclosure to provide the current status of negotiations or other communications regarding extensions, waivers or similar actions on your notes payable, which are in default. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to this comment by March 31, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

   Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or James Lopez, Legal Branch Chief at (202) 551-3536 if you have any questions.

           Sincerely,

           /s/ James Lopez (for)

           John Reynolds
           Assistant Director

cc (via email): Robert Mottern, Esq.